October 16, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
Issuer CIK: 0001667919
Issuer File Number: 333-210186/811-23147
Form Type: 8-A12B
Filing Date: October 16, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of FT Vest U.S. Equity Quarterly 20 Barrier ETF under the Exchange Act of 1934.

Sincerely,

Toby MacDonald

Toby MacDonald
Manager, Regulation